Exhibit 21.1

MAJOR SUBSIDIARIES OF THE REGISTRANT AT DECEMBER 31, 2018

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Activision Blizzard International BV	Netherlands
Activision Publishing, Inc.	U.S.-Delaware
ATVI C.V.	Netherlands
ATVI International SRL	Barbados
Blizzard Entertainment, Inc.	U.S.-Delaware
Blizzard Entertainment SAS	France
King.com (US) LLC	U.S.-Delaware
King.com Limited	Malta
Overwatch League, LLC	U.S.-Delaware
Treyarch® Corporation	U.S.-Delaware